00:09
well first of all this place is an idea
00:12
that matters it's super exciting so
00:15
we'll have a four-story building that is
00:17
owned by the community and funded in
00:20
part by the community common grounds is
00:22
Traverse City's first real estate
00:24
cooperative and we're constructing a
00:26
four-story mixed-use building on East
00:28
8th Street it's the opportunity for
00:31
everyone in the community to invest and
00:33
make decisions today that helped build a
00:35
Traverse City that will be better for
00:37
our kids and our grandkids so you walk
00:39
into the building and it's a bright open
00:41
space a space where people can be and
00:43
you can go over to higher ground to get
00:45
a cup of coffee on the river or go get
00:47
something to drink or eat at iron fish
00:49
distillery there'll be a place for kids
00:51
with pathways preschool the way that we
00:54
are providing childcare is gonna be that
00:57
much more accessible upstairs you'll

01:00
find a listening room and Center for the
01:02
Arts and there will also be commonplace
01:04
a co-working environment for small
01:07
businesses and nonprofits the third and
01:09
fourth floor will provide much needed
01:11
workforce housing this project squarely
01:14
addresses challenges that the
01:16
communities facing from childcare to
01:19
affordable housing for the workforce as
01:22
tenant partners we're all figuring out
01:24
how to work together and then we've
01:25
already got three hundred and
01:26
thirty-some members and that's going to
01:28
keep growing so the community are
01:29
literally owners of the building and
01:31
have a say in how its run that to me is
01:33
utterly transformative the fact that
01:36
it's not one person who's thinking about
01:38
their bank account I'm really excited to
01:41
be partnering with cross-match to bring
01:43
a listening room to Traverse City and to
01:45
have the small intimate venue that we've

01:48
been longing for we've really thought

01:50
about common grounds as a space where we

01:53
can bring in different sectors of the

01:54
community you know folks that are

01:56
focused on family and the arts and food

01:59
and farm systems

02:00
and health and well-being and how can we

02:02
help connect all of those sectors to

02:04
each other and part of what this project

02:06
is doing through brownfield money is

02:08
providing money to the city to be able

02:10
to redevelop eighth Street that in

02:12
itself I think will be huge for the

02:14
community to see that 8th Street can be

02:17
something different than just what you

02:20
drive through when you invest your money

02:22
in common grounds you earn not only a

02:25
financial return but a quality of life

02:27
return for you your family your River

02:30
and your community these spaces are so

02:33
important because we're social beings it

02:36
goes to the heart of what community

02:38
actually is to commune to sit at the
02:39
table and eat together to communicate
02:42
and talk to each other exchange ideas
02:43
and information it's a real physical
02:46
manifestation of the work that we've
02:48
been doing for the past 14 years this
02:51
will be a place where connection happens
02:53
to experience the culture of northern
02:57
Michigan place for collaboration to see
02:59
excellent art to listen and to be heard
03:03
where everyone in the community can feel
03:05
a sense of ownership where magic happens
03:07
this project is this amazing group of
03:11
passionate people all coming together
03:12
and pouring their hearts into this new
03:15
place and so it's an offering to the
03:17
community and it's kind of a time now
03:20
where we're asking the community do you
03:23
want this and we're hoping that you say
03:26
yes
03:26